CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

COLOMBIA ENERGY RESOURCES, INC.

(A Delaware Corporation)

Colombia Energy Resources, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, (the “Corporation”), in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: By unanimous consent of the Board of Directors and consent of the majority stockholders of the Corporation resolutions were duly adopted amending Article 4 of the Certificate of Incorporation for Colombia Energy Resources, Inc. The resolution summarizing the proposed amendment is as follows:

RESOLVED, the Majority Shareholders and the Board of Directors believe it is in the best interest of the Corporation to amend the Corporation’s Certificate of Incorporation to reflect the outstanding shares of common stock of the Company be reverse split at the rate of one share for each eight shares outstanding effective the close of business on April 1, 2013, with fractional shares rounded up to the nearest whole share.

SECOND: That upon the effectiveness of this Certificate of Amendment, Article FOURTH of the Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety such that, as amended, said section shall read in its entirety as follows:

FOURTH: The amount of the total stock this Corporation is authorized to issue is 105,000,000 shares with a par value of $.001 per share.

(a) Common Stock. The aggregate number of shares of Common Stock which the Corporation shall have the authority to issue is 100,000,000 shares at a par value of $.001 per share.

(b) Preferred Stock. The aggregate number of shares of Preferred Stock which the Corporation shall have authority to issue is 5,000,000 shares, par value $.001, which may be issued in series, with such designations, preferences, stated values, rights, qualifications or limitations as determined solely by the Board of Directors of the Corporation.

(c) Preemptive Rights. No stockholder of the Corporation shall have any preemptive right to subscribe to an additional issue of stock or to any security convertible into such stock of the Corporation.

(d) Reverse Stock Split. Effective the close of business on April 1, 2013, the outstanding shares of common stock of the Company shall be reverse split at the rate of one share for each eight shares outstanding with fractional shares rounded up to the nearest whole share.

THIRD: That thereafter, pursuant to resolution of its Board of Directors and written consent of the majority, the amendment was properly approved in accordance with Delaware law.

FOURTH: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FIFTH: This amendment shall become effective on April 1, 2013.

IN WITHNESS WHEREOF, said Corporation has caused this certificate to be signed by its Chief Executive Officer this 8th day of March, 2013.

COLOMBIA ENERGY RESOURCES, INC.

By: /s/ Edward P. Mooney

Edward P. Mooney, Chief Executive Officer

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